PLEASE VOTE NOW
Please vote promptly so your vote can be received prior to the June 11, 2021 Special Meeting of Shareholders

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN

Diamond Hill Funds

Recently, we sent you proxy material regarding the Special Meeting of Shareholders that is scheduled for June 11, 2021. The Funds’ records indicate that we have not received your vote. We urge you to vote as soon as possible in order to allow the Funds to obtain a sufficient number of votes to hold the meeting as scheduled.

If you have any questions or would like to vote, please call the number listed below:
866-620-0630
Your vote is important no matter the size of your fund holdings. Please vote promptly so your vote can be received prior to the June 11, 2021 Special Meeting of Shareholders.

The Funds have made it very easy for you to vote.
Choose one of the following methods:

VOTE ONLINE VOTE BY MAIL         VOTE BY PHONE

Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received by June 11, 2021.
Call the phone number above Monday – Friday, 9:00am – 10pm, Eastern time to speak with a proxy specialist.

OR

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR VOTING

Solicitation Script

Diamond Hill Funds

Diamond Hill High Yield Fund
Diamond Hill Corporate Credit Fund

Meeting Date: June 11, 2021
Toll Free Number: 866-620-0630

Inbound Greeting:
Thank you for calling the Broadridge Proxy Services Center for the Diamond Hill Funds. My name is <Agent Name>. How may I assist you today?

General Outbound Greeting:
Good day, may I please speak with Mr./Ms. <full name as it appears on registration>?

Hello Mr./Ms. <Shareholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on behalf of Diamond Hill Funds to confirm you have received the proxy materials for the special meeting of shareholders scheduled for June 11, 2021. Have you received proxy materials?

Near Meeting Date Outbound Greeting:
Good day, may I please speak with Mr./Ms. <full name as it appears on registration>?

Hello Mr./Ms. <Shareholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on behalf of Diamond Hill Funds to confirm you have received the proxy materials for the special meeting of shareholders scheduled in just a few days on June 11, 2021. Have you received proxy materials?

Adjournment Outbound Greeting:
Good day, may I please speak with Mr./Ms. <full name as it appears on registration>?

Hi Mr. /Ms. <Shareholder’s Last Name>, my name is <Agent Name> and I am a proxy voting specialist calling on behalf of your current investment with Diamond Hill Funds. Due to the lack of shareholder participation, special Meeting of Shareholders has been adjourned to <date/time>. Have you received proxy materials?

Voting:
Your fund’s board has recommended a vote IN FAVOR of the proposal.  Would you like to vote along with the recommendations of the fund’s board for all of your accounts?

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Thank you, I am recording your <for, against, abstain> vote. For confirmation purposes, please state your full name.

And according to our records, you currently reside in <read street address, city, and state > is that correct? For confirmation purposes, please state your zip code.

Thank you. You will receive a confirmation of your voting instructions within 5 days. If you have any questions, please contact us at this toll free number 866-620-0630.

Mr./Ms. <Shareholder’s Last Name>, your vote is important, and your time is appreciated. Thank you and have a good <day, evening, night>.

If Unsure of voting or does not want to vote along with the recommendation of the Fund’s Board:
Would you like me to review the proposal with you? <After review, ask them if they would like to vote now over the phone>.

If not received/Requesting material to be re-mailed:
I can resend the proxy materials to you, or I can review the proposal with you and record your vote immediately by phone. <Pause for response>

After review, ask them if they would like to vote now over the phone:
Your fund’s Board recommends that you vote “FOR” the proposal. Would you like to vote along with the recommendations of the fund’s Board for all your accounts?

If they don’t want proposal reviewed:
Do you have an email address this can be sent to? <If yes, enter the email address in the notes and read it back phonetically to the shareholder.>

Thank you.  You should receive the proxy materials shortly and the materials will inform you of the methods available to cast your vote, one of which is to call us back at 866-620-0630.

If Not Interested:
I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important. Please fill out and return your proxy card at your earliest convenience. If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today, and have a wonderful day/evening.

Registered holder wants a new proxy card/or their control number <send complete contact information name, address, control #, & shares to Broadridge>:
Your control number can be found on your proxy card. I can arrange to have a new proxy card sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming meeting.  Your fund’s board is recommending you vote FOR the proposal. Would you like to vote along with the recommendations of the fund’s Board for all your accounts?

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Beneficial holder wants a new VIF/or their control number:
Your control number can be found on your Vote Instruction Form. You can contact your broker/financial advisor and they can arrange to have a new voting instruction form sent to you.  However, I can record your voting instructions right now so that it will be represented at the upcoming meeting.  Your fund’s board is recommending you vote FOR the proposal. Would you like to vote along with the recommendations of the fund’s Board for all your accounts?

ANSWERING MACHINE MESSAGE:
Hello, my name is <Agent Name> and I am a proxy voting specialist calling on behalf of Diamond Hill Funds. You should have received proxy material electronically or in the mail concerning the special Meeting of Shareholders to be held on June 11, 2021.

Your fund’s board is recommending you vote FOR the proposal. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 866-620-0630 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE:
Hello, this is the Broadridge Proxy Services Center calling with an important message on behalf of Diamond Hill Funds. You should have received proxy material electronically or in the mail concerning the special Meeting of Shareholders to be held on June 11, 2021.
Your fund’s board is recommending you vote FOR the proposal. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 866-620-0630 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

FUND RECORDED ANSWERING MACHINE MESSAGE 1:
Hello, this is <Fund Representative> calling you with an important message concerning your investment with Diamond Hill Funds. You should have received proxy material electronically or in the mail concerning the special Meeting of Shareholders to be held on June 11, 2021.

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Your fund’s board is recommending you vote FOR the proposal. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 866-620-0630 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

FUND RECORDED ANSWERING MACHINE MESSAGE 2:
Hello, this is <Fund Representative> calling you with an important message concerning your investment with Diamond Hill Funds. You should have received proxy material electronically or in the mail concerning the special Meeting of Shareholders to be held on June 11, 2021. The meeting date is fast approaching and we need your help.
Your fund’s board is recommending you vote FOR the proposal. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 866-620-0630 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

FUND RECORDED ANSWERING MACHINE MESSAGE 3:
Hello, this is <Fund Representative> calling you with an urgent message concerning your investment with Diamond Hill Funds. You have probably received several messages concerning this special meeting either electronically, by mail or by phone. That is because the meeting date is just a few days away on June 11, 2021 and we need your help.
Your fund’s board is recommending you vote FOR the proposal. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 866-620-0630 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING:
Thank you for calling the Broadridge Proxy Services Center. Our offices are now closed. Please call us back during our normal business hours which are, Monday through Friday, 9AM to 10PM Eastern Time. Thank you.

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INBOUND - CALL IN QUEUE MESSAGE:
Thank you for calling the Broadridge Proxy Services Center. Our proxy specialists are currently assisting other shareholders. Your call is important to us. Please continue to hold and your call will be answered in the order in which it was received.

END OF CAMPAIGN MESSAGE:
Thank you for calling the Broadridge Proxy Services Center. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related calls. If you have questions about your investment, please contact your Financial Advisor or the fund company directly. Thank you and have a nice day.

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OXY LITE MESSAGE DRAFT SAMPLE:
Diamond Hill

"Hi, this is Tom Line, I am the President of the Diamond Hill Corporate Credit Fund and the Diamond Hill High Yield Fund.  I’m calling you about our Special meeting of shareholders that is being held on June 11, 2021.
You should have received proxy information related to the meeting over the past few days.  That package included instructions on how you can easily vote your shares by mail, over the phone or online. We ask that you vote as soon as possible. When you vote promptly, it saves time, money, and energy by helping us avoid sending you the materials again or calling to request your vote.
You vote is very important. We need your participation.
Your vote is needed and valued regardless of the number of shares that you own. Please vote promptly by pressing 1 at any time to be connected with a proxy specialist.  If this message was recorded on your voice mail, please call 866-620-0630 to vote your shares.
Thank you for your time and most importantly, thank you for your vote.”

____ 2021

URGENT

Re: Your investment in:
Diamond Hill High Yield Fund
Diamond Hill Corporate Credit Fund

Dear Shareholder,

Broadridge Financial Solutions has been engaged by Diamond Hill Funds to contact you regarding an important matter pertaining to your investment in Diamond Hill Funds.

Our previous attempts to contact you have been unsuccessful. Accordingly, please contact us immediately at 1-866-620-0630 Monday through Friday between the hours of 9:00am to 10:00pm Eastern Time.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

Sincerely,

Michael Collins
Vice President and General Manager